UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

JMG EXPLORATION, INC.

(Exact name of registrant as specified in Charter)

Nevada

(State or other Jurisdiction of Incorporation or Organization)

001-32438	600 N. Brand Boulevard, Suite 230	20-1373949
(Commission File Number)	Glendale, California 91203	(IRS Employer Identification No.)
(Address of Principal Executive Offices and zip code)

(818) 649-5710

(Registrant's telephone number,

including area code)

September 6, 2012

JMG EXPLORATION, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF JMG EXPLORATION, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED, AND YOU ARE REQUESTED NOT TO SEND A PROXY TO US.

INTRODUCTION

This Information Statement is being furnished to shareholders of record as of August 31, 2012, of the outstanding shares of common stock, $0.001 (the “Common Stock”) of JMG Exploration, Inc., a Nevada corporation (“Company”), pursuant to Section 14(f) (“Section 14(f)”) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”), to announce a change in control of the board of directors of the Company (“Board” or “Board of Directors”) in connection with the closing of a merger transaction under an Amended and Restated Agreement and Plan of Merger dated as of August 29, 2012 (the “Merger Agreement”) by and among the Company, Ad-Vantage Acquisition, Inc., a Delaware corporation wholly owned by the Company (“MergerSub”), and Ad-Vantage Networks, Inc., a Delaware corporation (“Ad-Vantage”).  As used herein, the term “Parties” collectively refers to the Company, MergerSub, and Ad-Vantage.  The terms “us,” ”we,” and “our” refer to the Company.

 CHANGE IN CONTROL TRANSACTION

Merger with Ad-Vantage

On August 31, 2012, the Parties completed a reverse triangular merger in which Ad-Vantage, a development stage corporation that is engaged in digital advertising service technology, merged with MergerSub, our wholly owned subsidiary, with Ad-Vantage as the surviving corporation. The merger was conducted pursuant to the Merger Agreement. As a result of this merger, Ad-Vantage became our wholly owned subsidiary. Hereinafter, this transaction is described as the “Merger.”

In the Merger, we issued 169,973.98 shares of our Class M Preferred Stock (the “Class M Preferred”) to those persons holding shares of Ad-Vantage common and preferred stock (“Ad-Vantage Capital Stock”), determined as of immediately prior to the closing (the “Closing”) of the Merger (“Ad-Vantage Owners”), on a one one-hundred-for-one (.01:1) basis (the “Exchange Ratio”), whereby each share of Ad-Vantage Capital Stock was converted into the right to receive

one one-hundreth (.01) shares of our Class M Preferred.   In addition, each outstanding warrant and option to purchase shares of Ad-Vantage Capital Stock was exchanged with and converted into an option or warrant, respectively, to purchase that number of shares of Class M Preferred equal to the number of shares of Ad-Vantage common stock underlying said option and/or warrant times the Exchange Ratio.  We also assumed the option plan of Ad-Vantage, under which options for the purchase of 3,784,916 shares of Ad-Vantage common stock were outstanding at the closing of the Merger (the “Outstanding Ad-Vantage Options”).  The Outstanding Ad-Vantage Options were converted into options to purchase 37,849.16 shares of Class M Preferred (which represents 3,784,916 shares of the Company’s Common Stock after giving effect to the Automatic Conversion).

Prior to the issuance of the Class M Preferred to the Ad-Vantage Owners, there were 5,458,409 shares of our common stock outstanding and no shares of preferred stock outstanding. Upon completion of the Merger and issuance of the Class M Preferred to the Ad-Vantage Owners, there were a total of 5,458,409 shares of our common stock issued and outstanding and 169,973.98 shares of Class M Preferred issued and outstanding. Upon the automatic conversion of the Class M Preferred (the “Automatic Conversion”), as discussed below, all of the shares of Class M Preferred will automatically convert to shares of our common stock and, as the result of the Automatic Conversion, there will a total of 19,726,603 shares of our common stock issued and outstanding (without giving effect to any exercises of options or warrants or any other transactions) and no shares of Class M Preferred issued and outstanding.

Immediately following the Closing of the Merger (and for purposes hereof, giving effect to the Automatic Conversion), our former shareholders held approximately 13.8% of our total outstanding shares (which includes approximately 16,997,398  shares of our common stock (giving effect for the purposes hereof to the Automatic Conversion) received in exchange by such former shareholders for shares of Ad-Vantage Capital Stock owned by them prior to the Merger), and the Ad-Vantage Owners held the remaining 86.2%.

The Merger was effected by the filing of a Statement of Merger with the Secretary of State of the State of Nevada, and the filing of a Certificate of Merger with the Delaware Secretary of State, on August 31, 2012.

As a result of the Merger, we acquired the business and operations of Ad-Vantage.

Also in connection with the Merger, all of our pre-Merger officers agreed to resign at closing and all of our pre-Merger Directors agreed to resign as directors of the Company, with such resignations effective upon the Company’s compliance with the provisions of Section 14(f) and Rule 14f-1.   In addition, except as otherwise noted, effective upon compliance with the provisions of Section 14(f) and Rule 14f-1, each of Robert Burg, Ed Cerkovnik, David S. Grant, Sanjeev Kuwadekar and Donald P. Wells will be appointed to, and comprise, our Board of Directors. The appointment of Messrs. Grant and Kuwadekar to the Board of Directors was effective as of the Closing of the Merger.  Furthermore, effective at the closing of the Merger, David S. Grant became Chief Executive Officer and President of the Company, Sanjeev Kuwadekar became Chief Technology Officer of the Company and David Eastman became Chief Financial Officer and Secretary of the Company.  Additionally, pursuant to the Merger

Agreement, certain of the Company’s stockholders, beneficially owning, in the aggregate, a majority of the Company’s issued and outstanding shares of Common  Stock, entered into that certain Voting Agreement (the “Voting Agreement”) pursuant to which they agreed to vote as follows for directors of the Company: two persons designated by Robert Burg (who shall initially be Robert Burg and Donald Wells), two persons designated by David S. Grant (who shall initially be David S. Grant and Sanjeev Kuwadekar) and one person who is mutually acceptable to the other members of the Board, who shall initially be Ed Cerkovnik.  The description of the Voting Agreement is a summary only and is qualified in its entirety by reference to that agreement attached as Exhibit C to the Merger Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 6, 2012.

Class M Preferred Stock; Automatic Conversion; Increase in Number of Authorized Shares of Common Stock.

In connection with the Merger and pursuant to the filing of a Certificate of Designation with the Nevada Secretary of State on August 28, 2012, the Board of Directors of the Company authorized the issuance of the Class M Preferred.  Pursuant to the Merger Agreement, the Company agreed to issue shares of its Class M Preferred to the Ad-Vantage Owners (and holders of Ad-Vantage options) in exchange for the shares of Ad-Vantage Capital Stock (and shares of Ad-Vantage common stock underlying Ad-Vantage options).

Holders of the Class M Preferred are entitled, on a post-Automatic Conversion basis, to the same rights and privileges, including voting rights, as holders of our common stock. Pursuant to the Merger Agreement, the Company also agreed to increase the number of shares of common stock that the Company is authorized to issue from 25,000,000 shares to 100,000,000 shares (the “Authorized Share Increase”) and to effect a combination of its shares or reverse stock split of its common stock of one share of its common stock for each two outstanding shares of its common stock (the “Reverse Stock Split”).  The Authorized Share Increase will be effected by the Company filing an amendment to its Articles of Incorporation with the Nevada Secretary of State as soon as reasonably practicable following the Closing of the Merger and the Reverse Stock Split will be effected by the Company filing a Certificate of Change, if applicable, with the Nevada Secretary of State as soon as reasonably practicable following the Closing of the Merger.  Both the Authorized Share Increase and the Reverse Stock Split will become effective as soon as reasonably practicable after the Closing of the Merger, subject to compliance by the Company with our obligations under the SEC rules relating to notification of shareholders for actions taken by written consent, which we currently anticipate occurring in the fourth quarter of 2012.  Upon the effectiveness of the Share Increase and the Reverse Stock Split, all of the issued and outstanding shares of Class M Preferred shall automatically, without the requirement of any further action by holders of such shares or by the Company, convert into shares of the Company’s common stock, with such conversion occurring on a one hundred-for-one (100:1) basis (the “Conversion Ratio”), whereby each share of Class M Preferred will be converted into 100 shares of Company common stock.

Spinout of Oil and Gas Properties

In connection with the Merger, the Company agreed to, as soon as practicable after the Closing, sell all of the “Oil and Gas Properties” identified in the Company’s most recent 10-K filed with the SEC (the “O&G Operations” and the “O&G Sale”) or at its option cause the O&G Operations to be spun off for the benefit of the Company’s pre-Merger stockholders as soon as may be practicable following completion of the Merger (the “O&G Spinoff”).

The Board of Directors is still reviewing whether to proceed with an O&G Sale or an O&G Spinoff.

If the Board of Directors elects to sell the O&G Operations, all net proceeds from such sale shall be distributed  pro-rata to the Company’s pre-Merger stockholders and not to any of the stockholders of Ad-Vantage (unless, and in such event solely to the extent that such stockholders were also pre-Merger stockholders of the Company (the “Pre-Merger Stockholders”)). If the Board of Directors elects to proceed with the O&G Spinoff the Board of Directors will create a new entity to own and operate the current oil and gas operations (“New JMG”) and will spinoff New JMG shares of common stock to the Pre-Merger Stockholders.

Copies of the transaction agreements relating to the Merger are included as exhibits to our Current Report on Form 8-K filed with the SEC on September 5, 2012.

VOTING SECURITIES

The Company has two classes of equity security currently issued and outstanding, our common stock and the Class M Preferred, both of which are entitled to vote at a meeting of our shareholders.  The holders of our Common Stock are entitled to one vote per share. The holders of our Class M Preferred Stock are entitled to 200 votes for each Class M Preferred share they own (on a pre-Automatic Conversion and pre-Reverse Stock Split basis) and one vote for each Class M Preferred share they own (on a post-Automatic Conversion and post-Reverse Stock Split basis) on all matters to be voted on by the stockholders. As of August 31, 2012, there were 5,458,405 shares of our common stock and 169,973.98 shares of our Class M Preferred issued and outstanding.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock and Class M Preferred as of August 31, 2012, for each of the following persons, after giving effect to the Merger and the Automatic Conversion.

• ·	each of our directors and named executive officers;

• ·	all directors and named executive officers as a group; and

• ·	each person who is known by us to own beneficially five percent or more of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name.  Unless otherwise indicated, the address of each beneficial owner listed below is 600 N. Brand Boulevard, Suite 230, Glendale, California 91203.

Name of beneficial owner	Number of Shares beneficially owned	Percentage of shares outstanding (1)
Executive officers and directors:
David Grant (2)	7,980,474	37.3%
Sanjeev Kuwadekar (3)	3,504,557	17.1%
David Eastman (4)	1,423,485	7.1%
Reuben Sandler, Ph.D. (5)	50,688	0.3%
Joseph W. Skeehan (6)	54,727	0.3%
Justin W. Yorke (7)	2,535,946	12.8%
All executive officers and directors as a group (6 persons)	13,788,440	69.1%
Stockholders owning 5% or more:
Charles Kirby (8)	1,505,345	7.6%

(1)

For each of the persons or groups identified in this table, the percentage is based on the sum of (a) 19,726,603 shares of our common stock issued and outstanding after giving effect to the issuance of shares pursuant to the Merger, the Reverse Stock Split and the Automatic Conversion and (b) any shares of common stock underlying stock options beneficially owned by such person or group.

(2)	Includes 1,693,967 shares of common stock underlying stock options.
(3)	Includes 743,891 shares of common stock underlying stock options.
(4)	Includes 302,154 shares of common stock underlying stock options.
(5)

Includes 50,688 shares of common stock, and excludes 5,000 shares of common stock issuable upon the exercise of warrants at $10.00 per share, 3,125 shares of common stock issuable upon the exercise of warrants at $12.00 per share and 12,500 shares of common stock issuable upon the exercise of warrants at $8.50 per share.

(6)	Includes 54,727 shares of common stock, and excludes 2,227 shares of common stock issuable upon the exercise of warrants at $10.00 per share.
(7)

Justin Yorke may be deemed to be the beneficial owner of JMW Fund LLC, which owns 1,186,655 shares of our common stock and of San Gabriel Fund LLC which owns 1,232,291 shares of our common stock due to his position as manager of both funds. As a result, when including Mr. Yorke's 75,500 common shares and his 42,500 shares of common stock underlying vested options, he may be deemed to own beneficially 2,535,946 shares of common stock, or approximately 12.8% of our common stock.

(8)

Charles Kirby is the beneficial owner of the Charles F. Kirby Roth IRA which owns 359,561 shares of our common stock, and may be deemed to  be the beneficial owner of Kirby Enterprise Fund LLC, which owns 268,854 shares of our common stock; West Hampton Situations Fund, LLC, which owns 679,301 shares of our common stock; The Elevation Fund, LLC, which owns 50,299 shares of our common stock; Kearney Properties, LLC, which owns 12,350 shares of our common stock; Kearney Holdings, LLC, which owns 89,394 shares of our common stock; and River Bend Fund, LLC, which owns 45,587 shares of our common stock, due to his position as manager of each of those Delaware Limited Liability Companies. As a result, he may be deemed to be the beneficial owner of 1,505,346 shares of our common stock, or approximately 7.6% of our common stock.

LEGAL PROCEEDINGS

We are not involved in any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of our property is the subject.  Nor are we aware of any material proceedings to which any of our directors, officers, or affiliates, any owners of record or beneficially of more than 5% of any class of our voting securities, or any associate of any such director, officer, or affiliate or security holder is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

DIRECTORS AND EXECUTIVE OFFICERS

Resigning JMG Exploration, Inc. Directors and Officers; The Newly Appointed Directors and Officers

In connection with the Merger described above, Joseph W. Skeehan, Chairman of the Board of Directors, Reuben Sandler, Ph.D. and Justin W. Yorke (collectively, the “Former Directors”) each agreed to resign from their positions as directors of the Company, with such resignations effective upon compliance by the Company with Section 14(f) of the Exchange Act and Rule 14f-1.

Also in connection with the Merger, the following persons were appointed to the Board by the Former Directors, with, except as otherwise noted, such appointment to become effective upon compliance by the Company with Section 14(f) of the Exchange Act and Rule 14f-1.  Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified:

Name	Age	Position
David S. Grant	50	Chairman of the Board, President, and Chief Executive Officer (appointment to such positions effective upon Closing of the Merger).

Sanjeev Kuwadekar	54	Director and Chief Technology Officer (appointment to such positions effective upon Closing of the Merger).
Reuben Sandler, Ph.D.	75	Director (with resignation as Director effective upon compliance with the provisions of Rule 14f-1).
Joseph W. Skeehan	57	Director (with resignation as Director effective upon compliance with the provisions of Rule 14f-1).
Justin W. Yorke	45	Director (with resignation as Director effective upon compliance with the provisions of Rule 14f-1).
Robert Burg	56	Director Appointee (appointment as Director effective upon compliance with the provisions of Rule 14f-1).
Ed Cerkovnik	55	Director Appointee (appointment as Director effective upon compliance with the provisions of Rule 14f-1).
Donald P. Wells	78	Director Appointee (appointment as Director effective upon compliance with the provisions of Rule 14f-1).

David Grant - Mr. Grant helped found Ad-Vantage Networks, Inc. in 2010.  Mr. Grant also served, from February 2007 to February 2012, as the Chief Information Officer of AssistMed, Inc., where he contributed to the expansion of AssistMed’s products and services. Mr. Grant was founder and Chief Architect of iXept, Inc., a mobile payments technology company which has licensed its intellectual property to a global financial institution; he currently serves as a director of iXept. Mr. Grant also helped found MedEfficient Healthcare Solutions in 2004 and has been a managing partner of MedEfficient since then. Mr. Grant was a founder, initial President and initial CEO  in September 2004 of UniversCel, Inc., a high speed networking and communications technology firm, which he continues to serve as a director.  In 1998, Mr. Grant also founded Rx-Connect, a startup venture that was acquired by PacifiCare Health Systems in 2001. While at PacifiCare from October 2000 to January 2003, Mr. Grant served as President and CEO of MEDeMORPHUS (formerly Rx-Connect), and as a Vice President with PacifiCare’s E-Solutions.  MEDeMORPHUS was responsible for delivering more than $13,000 in annual savings on drug spend per contracted physician and created over $75,000,000 in annual savings to PacifiCare and other payers. Mr. Grant holds a B.S. degree in Applied Physics from California State University, Northridge.

Sanjeev Kuwadekar - Mr. Kuwadekar is co-founder and Chief Technology Officer of Ad-Vantage Networks where he guides the current and future technical architecture for our next generation online advertising platform. From January 2006 until joining Ad-Vantage Networks in August 2010, Mr. Kuwadekar served as Chief Executive Officer of Sycamore Solutions Ltd, a software consulting firm, for which he still provides consulting services.  Beginning in September 2010, Mr. Kuwadekar also serves as the Chief Technology Officer of GrowBiz Services Inc, a software consulting firm in California. Prior to GrowBiz, Mr. Kuwadekar founded HeyAnita Inc, a leading speech recognition product company in the wireless field in

1999, where he also served as Chief Executive Officer for over six years. In that role, he expanded HeyAnita’s operations in Europe and Asia, formed strategic partnerships with Verizon Wireless, Sprint, Vodafone, Mitsubishi and Hewlett Packard, and negotiated the sale of the company. Mr. Kuwadekar received the Software Entrepreneur of the Year Award from Software Council of Southern California in 2003 for his outstanding contribution to the field of wireless communications software. Prior to HeyAnita, Sanjeev served in various executive roles at Microsoft for over nine years from April 1991 to October 1999.  He holds a Bachelor of Science degree in Electrical Engineering and a Master of Science degree in Computer Science with specialization in artificial intelligence and natural language processing systems from the Indian Institute of Technology (IIT Bombay).

Reuben Sandler, Ph.D. - Current Director. Dr. Sandler has been a director of the Company since August 2004. He has been the CEO of Intelligent Optical Systems, Inc., since 1999. He was President and Chief Information Officer for MediVox, Inc., a medical software development company, from 1997 to 1999. He was a director of PASW, Inc. from 1999 to 2000 and a director of Alliance Medical Corporation from 1999 to 2002. From 1989 to 1996, he was the Executive Vice President for Makoff R&D Laboratories, Inc. Dr. Sandler received a Ph.D. from the University of Chicago and is the author of four books on mathematics. Since 2006 he has served on the Visiting Committee of the Division of Physical Sciences at the University of Chicago.  Pursuant to the terms of the Merger Agreement, Dr. Sandler has agreed to resign as a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Joseph W. Skeehan - Current Director. Mr. Skeehan has served as a director of the Company since August 2004, as Chairman since December 15, 2009, as Chief Executive Officer and President from July 1, 2006 to December 15, 2009, and as Chief Financial Officer from September 7, 2007 to December 15, 2009. He has been the owner of Skeehan & Company, a professional service corporation that engages in accounting, finance and consulting services to small to mid-sized companies and organizations primarily in Southern California since 1980. He has been a Certified Public Accountant since 1978 and received a Bachelor of Science degree from California Polytechnic State University, San Luis Obispo in 1976.  Pursuant to the terms of the Merger Agreement, Mr. Skeehan has agreed to resign as a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Justin W. Yorke - Current Director. Mr. Yorke was appointed to our Board of Directors in January 2007. Mr. Yorke became our Chief Executive Officer, Chief Financial Officer and President effective December 15, 2009. Mr. Yorke currently is, and for more than the past five years has been, the managing member of two hedge funds that invests primarily in publicly listed companies. Until December 2001, Mr. Yorke was a partner at Asiatic Investment Management, which specialized in public and private investments in South Korea. From May 1998 to June 2000, Mr. Yorke was a Fund Manager and Senior Financial Analyst, based in Hong Kong, for Darier Hentsch, S.A., a private Swiss bank, where he managed its $400 million Asian investment portfolio. From July 1996 to March 1998, Mr. Yorke was an Assistant Director and Senior Financial Analyst with Peregrine Asset Management, which was a unit of Peregrine Securities, a regional Asian investment bank. From August 1992 to March 1995, Mr. Yorke was a Vice President and Senior Financial Analyst with Unifund Global Ltd., a private Swiss Bank, as a manager of its $150 million Asian investment portfolio.  Pursuant to the terms of the Merger

Agreement, Mr. Yorke has agreed to resign as a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Robert Burg – Director Appointee.  Since 2009, Mr. Burg has been the president of CMC Golf, a worldwide leader, manufacturer, and distributor of fine golf accessories.  Since 1998, Mr. Burg has been the owner of The Burg Group, a national sales and marketing agency specializing in the golf industry.  From 1992 to 1998, Mr. Burg held several executive level positions, including President from 1995 to 1998, with Royal Grip, Inc., a publicly traded company that designed and distributed golf club grips and athletic headware. He received a B.A. degree in Business from Great Western University in 1977.  Mr. Burg’s career as a marketing professional coupled with his executive officer positions provides particular value to our board. Pursuant to the terms of the Merger Agreement, Mr. Burg will become a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Ed Cerkovnik – Director Appointee.  Mr. Cerkovnik is a founder and President of Breckenridge Holding Company, the owner and operator of the Breckenridge Brewery & Pub concept, as well as other food and beverage concepts. Mr. Cerkovnik has served as an officer and director of Breckenridge Holding Company since its inception in 1994. In addition, Mr. Cerkovnik has been an active principal in other restaurant and commercial real estate projects since 1994.  Prior to 1994 and beginning in 1984, Mr. Cerkovnik was engaged in the private practice of law in Denver, Colorado, concentrating his practice in the areas of business, corporate and securities law, including mergers and acquisitions, private placements and public offerings, corporate structuring and formation, project finance, strategic alliances and joint ventures, and general corporate matters. In 1994, Mr. Cerkovnik withdrew as a shareholder and director of the law firm with which he was associated in order to pursue the development of Breckenridge Holding Company and the Breckenridge Brewery concept. Since 1994 Mr. Cerkovnik has continued to serve as a legal and business adviser to clients with significant business interests in a range of industries, including investment management and financial services, real estate development and investments, manufacturing, telecommunications, software and services, and branded consumer products.  Mr. Cerkovnik received his undergraduate degree from the University of Montana in 1980 and his law degree from the University of Texas in 1983.  Pursuant to the terms of the Merger Agreement, Mr. Cerkovnik will become a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Donald P. Wells – Director Appointee.  Mr. Wells has served since 1997, and continues to serve, as Chief Financial Officer for Wetzel’s Pretzels LLC, a private company that operates and franchises over 240 fresh pretzel bakeries in shopping malls in more than 25 US states and five other countries (Canada, Lebanon, Mexico, the Philippines, and South Korea).  Mr. Wells served as Chief Financial Officer and Executive Vice-President of Merchandising Resources, Inc., a manufacturing and marketing company serving the beverage industry with point of sale merchandising equipment and display material via a direct sales force. He also served as Finance Vice President of Nestle Brands, a one billion dollar subsidiary of Nestle USA. From 1989 to 1990, Mr. Wells served as Chief Financial Officer and Vice President of Finance of Superior Brands, Inc., a 75 million dollar manufacturer of pet products sold nationally primarily through the grocery channel.  Pursuant to the terms of the Merger Agreement, Mr. Wells will become a director as soon as practicable, effective upon compliance with the provisions of Rule 14f-1.

Board of Directors

The members of our Board serve until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will not more than five (5), with the exact number within this range to be fixed from time to time by the Board.  Our Board of Directors is currently authorized to have up to five members.

Executive Officers

Among our executive officers are David S. Grant, our President and Chief Executive Officer, and Sanjeev Kuwadekar, our Chief Technology Officer, each of whose biographical information appears above.  David Eastman became our Chief Financial Officer and Secretary at the Closing of the Merger and his biographical information appears below.

David Eastman – Chief Financial Officer and Secretary .  David Eastman has served as Chief Financial Officer and Chief Operating Officer of Ad-Vantage Networks since ADVN’s incorporation in 2010. Mr. Eastman is an experienced investor and board member of start-ups and growth stage companies, having served as a General Partner at Park City, Utah based Prospector Equity Capital, L.P. since the private equity fund’s formation in 2002. He has also served as a Managing Director at Hunter Capital Group, Prospector’s management company, since 1998. Previously, Mr. Eastman focused on private equity investments in Europe, most recently from 1996 to 1998 as a partner of Prague-based Tyn Group, where he worked on acquisitions in international franchising and telecommunications. Mr. Eastman has also worked as a private equity investor in Asia with Unifund International from February, 1992 to April, 1993 and as an investment banker with Banque Paribas and Drexel Burnham Lambert in the United States from October, 1987 to February, 1992. Mr. Eastman received his M.B.A. in Finance from UCLA’s Andersen School and his B.A. in Economics from Harvard University.

Family Relationships

There are no family relationships between any of our directors, executive officers, or persons nominated or chosen to become a director or executive officer.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, or any proposed directors or executive officers, has been involved in any of the following events during the past ten years:

1.

a petition under Federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer which was appointed by a court for the business or property of such person, or any partnership in which such person was a general partner at or within two years before the time of such filing, or any corporation or business association of which such person was an executive officer at or within two years before the time of such filing;

2.	any conviction in a criminal proceeding or named subject of a pending criminal proceeding, excluding traffic violations and other minor offenses;
3.

being subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

i.

acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

	ii.	engaging in any type of business practice; or
	iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;
4.

being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) above, or being associated with persons engaged in any such activity;

5.

being found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law, and the judgment not being subsequently reversed, suspended, or vacated;

6.

being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment not being subsequently reversed, suspended or vacated;

7.

being subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

	i.	any Federal or State securities or commodities law or regulation;
ii.

any law or regulation with respect to financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order;

	iii.	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity;

8.

being subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Mr. Sandler, a current member of our Board of Directors, is considered an independent director in accordance with the definitions and criteria applicable under NASDAQ rules.  Upon the resignation of Messrs. Yorke, Skeehan and Sandler from the Board of Directors and the appointment of Messrs. Burg, Wells and Cerkovnik (effective upon compliance with the provisions of Rule 14f-1), the Company believes that Mr. Cerkovnik will be considered an independent director in accordance with the definitions and criteria applicable under NASDAQ rules.

Board and Committee Meetings

Our Board of Directors held no formal meetings during the 2011 fiscal year. The Board of Directors held three telephonic meetings during the 2011 fiscal year and as of August 31, 2012 had held four telephonic meetings during the 2012 fiscal year. Minutes for these telephonic meetings were filed with the minutes of the proceedings of the directors. All other proceedings of the Board of Directors were conducted by resolutions by written consent by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions are, according to the corporate laws of the State of Nevada and our bylaws, as valid and effective as if they had been passed at a meeting of the directors duly called and held. The Board of Directors does not currently have a policy with regard to Board member attendance at annual shareholder meetings, and there was no annual shareholder meeting during the 2011 fiscal year.

Our Board has not established an audit committee, compensation committee, or nominating committee. The functions ordinarily handled by these committees are currently handled by our entire Board. Our Board intends to review our governance structure and institute Board committees as necessary and advisable in the future to facilitate the management of our business.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board believes that, given the early stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our Board, and we do not have any specific process or procedure for evaluating such nominees. Our Board assesses all candidates, whether submitted by management or shareholders.  Shareholders may submit such recommendations in connection with annual shareholder meetings by following the instructions included in proxy statements delivered to shareholders for such meetings.

We do not have a member on our Board of Directors that qualifies as an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, and is "independent" as the term is used in accordance with the definitions and criteria applicable under NASDAQ rules. We believe that the members of our Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome relative to our current scale of operations, and is not warranted in our circumstances given the early stages of our development.

We do not have a standing compensation committee given the early stages of our development.  We do not have formal processes or procedures for the consideration and determination of executive and director compensation. Until we form a compensation committee, our executive officers may take part in determining the amount or form of executive and director compensation.

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our Board of Directors and the Board of Directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Leadership Structure of the Board of Directors

David S. Grant is both our principal executive officer as our President and Chief Executive Officer and the Chairman of our Board. Nothing in our bylaws or other organizational documents preclude the same person from simultaneously serving as the Chairman of the Board and as the President or Chief Executive Officer. After the change in our Board membership as described in this Information Statement, we will not have a lead independent director.  Our Board, however, intends to evaluate, from time to time as appropriate, whether the same individual should serve as Chairman of the Board and President and Chief Executive Officer, or whether these positions should be held by different individuals, based on what the Board considers to be in the best interests of the Company and its shareholders.

EXECUTIVE COMPENSATION

Summary of cash and other compensation

Director Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director in the year ended December 31, 2011 or the six month period ended June 30, 2012. We have no present formal plan for compensating our directors for their service in their capacity as directors, although in the future, such directors are expected to receive compensation and options to purchase shares of common stock as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Ad-Vantage issued 50,000 options for shares of its common stock to each of Donald Wells, Robert Burg and Ed Cerkovnik, who will be joining the Company’s Board of Directors upon compliance with the provisions of Rule 14f-1. These options vest in equal monthly installments over a 24 month period and, pursuant to the terms of the Merger Agreement and the transactions related thereto, will be exchanged for corresponding options for shares of the Company’s Class M Preferred and, upon the Automatic Conversion, options for shares of the Company’s common stock.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. No director has received and/or accrued any compensation for his or her services as a director, including committee participation and/or special assignments.

Executive Compensation

None of our predecessor’s officers, including the principal executive officers and principal financial officers, were awarded, paid, or earned any plan or non-plan compensation.

The following summary compensation table reflects all compensation for the fiscal years ended December 31, 2011 and December 31, 2010 received by Ad-Vantage’s (i) principal executive officer, (ii) principal financial officer, (iii) the three most highly compensated executive officers other than the Principal Executive Officer and Principal Financial and Accounting Officer who were serving as executive officers at December 31, 2011, whose total compensation exceeded $100,000 during such fiscal year end, and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at December 31, 2011, whose total compensation exceeded $100,000 during such fiscal year end.

						Non-Equity	Non-qualified	All Other
				Stock	Option	Incentive Plan	Deferred	Comp-
Name and Principal			Bonus	Awards	Awards	Compensation	Compensation	ensation
Position	Year	Salary ($)	($)	($)	($)	($)	Earnings ($)	($)	Total ($)

Justin Yorke, President, CEO and CFO (1)	2011	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2010	$-0-	$-0-	$-0-	$13,763	$-0-	$-0-	$-0-	$13,763

David Grant - President, and Chief Executive Officer (2)	2011	$250,000	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2010	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

Sanjeev Kuwadekar - Chief Technology Officer (3)	2011	$240,000	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2010	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

David Eastman - Chief Financial Officer and Secretary (4)	2011	$175,000	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
	2010	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

(1)	Mr. Yorke served as President, Chief Executive Officer and Chief Financial Officer prior to the Closing of the Merger and resigned from those positions effective as of the Closing of the Merger.
(2)

Mr. Grant assumed the positions of President and Chief Executive Officer effective as of the Closing of the Merger.  From January 1, 2011 to October 31, 2011 Mr. Grant received $5,000 per month. On November 1, 2011, his annual compensation became $250,000.

(3)

Mr. Kuwadekar assumed the position of Chief Technology Officer effective as of the Closing of the Merger.  From January 1, 2011 to October 31, 2011 Mr. Kuwadekar received $5,000 per month. On November 1, 2011, his annual compensation became $240,000, however he elected to forego $5,000 of his monthly compensation until the Company closed the next round of financing. In Mid June 2012, Mr. Kuwadekar started receiving compensation in accord with his $240,000 annual salary.

(4)

Mr. Eastman assumed the positions of Chief Financial Officer and Secretary effective as of the Closing of the Merger.  From January 1, 2011 to October 31, 2011 Mr. Eastman received $10,000 per month, and up to $2,000 per month reimbursement of travel expenses. On November 1, 2011, his annual compensation became $175,000 (which includes up to $3,000 per month in expense reimbursement), however he elected to forego $1,583 of his monthly compensation until the Company closed the next round of financing. In June 2012, Mr. Eastman started receiving compensation in accord with his $175,000 annual compensation.

Outstanding Equity Awards at December 31, 2011

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)

Justin Yorke, President, CEO and CFO	85,000	–	–	$0.22	01/26/2015	–	–	–

There were no stock awards to any of the Company’s named executives for the year ended December 31, 2011.

Employment Agreements

The Company did not have an employment agreement with its outgoing Chief Executive Officer/Chief Financial Officer.  The Company does not have any employment agreement with its incoming executive officers.

Potential Payments upon Termination or Change-in-Control

We have no contract, agreement, plan, or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the registrant or a change in the named executive officer’s responsibilities, with respect to each named executive officer.

Further, the Board of Directors may award executive officers and other key personnel, including consultants, with option grants and/or bonuses based upon performance.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Process of Review and Approval of Related Party Transactions

We do not have a formal policy for the review, approval, or ratification of related party transactions. Our entire Board of Directors is responsible for reviewing any transaction with related parties.

Merger Agreement

Under the Merger Agreement, we acquired Ad-Vantage on August 31, 2012and agreed to issue 169,973.98 shares of Class M Preferred to the Ad-Vantage Owners on a one one-hundred-for-one (.01:1) (the “Exchange Ratio”), whereby each share of Ad-Vantage Capital Stock was converted into the right to receive one one-hundreth (.01) shares of our Class M Preferred.   In addition, each outstanding option to purchase shares of Ad-Vantage was exchanged with and converted into an option or warrant, respectively, to purchase that number of shares of Class M Preferred equal to the number of shares of Ad-Vantage Capital Stock underlying said option times the Exchange Ratio.

We also assumed the option plan of Ad-Vantage, under which options for the purchase of 3,784,916 shares of Ad-Vantage common stock were outstanding at the closing of the Merger (the “Outstanding Ad-Vantage Options”).  The Outstanding Ad-Vantage Options were converted into options to purchase 37,849.16 shares of Class M Preferred (which represents 3,784,916 shares of the Company’s Common Stock after giving effect to the Automatic Conversion).

Prior to the issuance of the Class M Preferred to the Ad-Vantage Owners, there were 5,458,409 shares of our common stock outstanding and no shares of Class M Preferred outstanding. Upon completion of the Merger and issuance of the Class M Preferred to the Ad-Vantage Owners, there were a total of 5,458,409 shares of our common stock issued and outstanding and 169,973.98 shares of Class M Preferred issued and outstanding. Upon the Automatic Conversion of the Class M Preferred all of the shares of Class M Preferred will automatically convert to shares of our common stock and, as the result of the Automatic Conversion, there will a total of 19,726,603 shares of our common stock issued and outstanding

(without giving effect to any exercises of options or warrants or any other transactions) and no shares of Class M Preferred issued and outstanding.

As a result of the Merger and the issuance of the Class M Preferred in exchange for the shares of Ad-Vantage Capital Stock, the Ad-Vantage Owners, including our new CEO and the other new executive officers, became our controlling shareholders. In connection with this, we acquired the business and operations of Ad-Vantage, which became our principal business.

Related Party Transactions

Set forth below are the related party transactions occurring since January 1, 2011 with our officers, directors and principal stockholders.

Joseph Skeehan, a director of the Company, is the owner of Skeehan & Company, a professional service corporation that engages in accounting, finance and consulting services to small to mid-sized companies and organizations primarily in Southern California since 1980.  In conjunction with the maintenance of accounting records and the preparation of financial statements and regulatory filings, Skeehan & Company was paid a total of $20,525 and $21,420 respectively for the years ended December 31, 2011 and 2010.

Ad-Vantage utilizes the programming services of a company managed by its new Chief Technology Officer.  Payments to this company were $27,737 and $100,046 for the years ending December 31, 2010 and December 31, 2011, respectively.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of our common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on a review of the copies of such reports received or written representations from the Reporting Persons, the Company believes that all Reporting Persons complied with these filing requirements.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 6, 2012	JMG EXPLORATION, INC.

	By:	/s/ David S. Grant
Name: David S. Grant
Title: Chief Executive Officer